						Exhibit 12.1
						10/12/2007
GULF POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2006
and the year to date June 30, 2007

						Six
						Months
						Ended
Year ended December 31,						June 30,
	2002	2003	2004	2005	2006	2007
--------------------------------------------------Thousands of Dollars--------------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$104,397	$110,104	$108,135	$120,951	$124,582	$66,148
Interest expense, net of amounts capitalized	31,452	31,069	34,925	40,317	44,133	22,530
Distributions on mandatorily redeemable preferred securities	8,524	7,085	1,113	0	0	0
AFUDC - Debt funds	1,392	314	819	515	160	381

Earnings as defined	$145,765	$148,572	$144,992	$161,783	$168,875	$89,059

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$28,815	$27,194	$27,693	$29,718	$28,863	$16,991
Interest on affiliated loans	629	202	3,530	5,018	6,887	3,170
Interest on interim obligations	446	197	241	1,472	3,713	114
Amort of debt disc, premium and expense, net	2,591	2,895	3,050	2,963	2,894	1,418
Other interest charges	363	895	1,230	1,661	1,936	1,218
Distributions on mandatorily redeemable preferred securities	8,524	7,085	1,113	0	0	0

Fixed charges as defined	$41,368	$38,468	$36,857	$40,832	$44,293	$22,911

RATIO OF EARNINGS TO FIXED CHARGES	3.52	3.86	3.93	3.96	3.81	3.89